SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 02 July, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Report on Payments to Govts dated 06 June 2018
Exhibit 1.2	Transaction in Own Shares dated 06 June 2018
Exhibit 1.3	Transaction in Own Shares dated 08 June 2018
Exhibit 1.4	Transaction in Own Shares dated 11 June 2018
Exhibit 1.5	Director/PDMR Shareholding dated 12 June 2018
Exhibit 1.6	Transaction in Own Shares dated 13 June 2018
Exhibit 1.7	Transaction in Own Shares dated 21 June 2018
Exhibit 1.8	Transaction in Own Shares dated 25 June 2018
Exhibit 1.9	Director/PDMR Shareholding dated 26 June 2018
Exhibit 1.10	Transaction in Own Shares dated 27 June 2018
Exhibit 1.11	Director/PDMR Shareholding dated 28 June 2018
Exhibit 1.12	Director/PDMR Shareholding dated 28 June 2018
Exhibit 1.13	Total Voting Rights dated 29 June 2018
Exhibit 1.14	Transaction in Own Shares dated 02 July 2018

Exhibit 1.1

BP p.l.c. Report on payments to governments Year ended 31 December 2017

CONTENTS

INTRODUCTION	3
BASIS OF PREPARATION	3
PAYMENTS OVERVIEW	6
PAYMENTS BY COUNTRY	7
OTHER SOURCES	26

INTRODUCTION

BP p.l.c. has prepared the following consolidated report ('Report') on payments to governments in accordance with the Reports on Payments to Governments Regulations 2014 (2014/3209), as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928), (the 'Regulations'). The Report also addresses BP p.l.c.'s reporting obligations under DTR 4.3A of the Financial Conduct Authority Disclosure Guidance and Transparency Rules. The 'Basis of Preparation' section below contains information about the content of the Report, the types of payments included and the principles that have been applied in preparing the Report.

BP's socio-economic contribution
BP makes a broader socio-economic contribution to countries in which we operate in addition to the payments that are required to be reported under the Regulations. We also make payments to governments in connection with parts of our business other than the Upstream - for example in relation to the transporting, trading, manufacturing and marketing of oil and gas. As well as government payments, BP contributes to the economies of the countries in which we operate by providing jobs for employees and contractors, purchasing materials from local suppliers and undertaking social investment activities. See Other Resources section at the end of the report for more information on our socio-economic contribution and our position on tax and financial transparency.

BP's position on revenue transparency
BP supports the concept of transparency in revenue flows from oil and gas activities in resource-rich countries. It helps citizens of affected countries access the information they need to hold governments to account for the way they use funds received through taxes and other agreements.

BASIS OF PREPARATION

Under the Regulations, the directors of BP p.l.c. are required to prepare a consolidated report on payments made to governments for each financial year in relation to relevant activities of both BP p.l.c. and any of its subsidiary undertakings included in the consolidated group accounts. The term 'BP' is used interchangeably within this report to indicate BP p.l.c. or any subsidiary undertaking within the scope of the Report.

Activities within the scope of the Report
Payments made to governments that relate to BP's activities involving the exploration, prospection, discovery, development, and extraction of minerals, oil, natural gas deposits or other materials ('extractive activities') are included in this Report.

Payments made to governments that relate to trading, export (pipelines), refining and processing activities are not included in this Report as they are not within the scope of extractive activities as defined by the Regulations.

Where a payment relates to activities that are reportable under the Regulations as well as to activities which are not reportable, BP reports the payment in its entirety if it is not possible to disaggregate it.

Government
Under the Regulations, a 'government' is defined as any national, regional or local authority of a country, and includes a department, agency or undertaking that is a subsidiary undertaking controlled by such an authority. In some countries, certain local indigenous organizations fall within this definition of government. Where this is the case payments made to such organizations have been included in this Report. Where a state owned enterprise undertakes activities outside of its home jurisdiction, then it is not considered to be a government.

Cash basis
Payments are reported on a cash basis, meaning that they are reported in the period in which they are paid, as opposed to being reported on an accruals basis (which would mean that they were reported in the period for which the liabilities arise). Refunds are also reported in the period they are received by BP and are shown as negative amounts in the Report. Where payments in kind are made to a government they are valued and footnotes are included to help explain the valuation method and any related volumes.

Reporting principles
The Regulations require payments to be reported where they are made to governments by BP p.l.c. and its subsidiary undertakings in respect of extractive activities. In preparing a report, the Regulations also require the disclosure of payments to reflect the substance of each payment and the relevant activity or project concerned. In light of these requirements BP has assessed its reporting obligations to be as follows:
●     Where BP has made a payment to a government, such payment is reported in full, whether made in BP's sole capacity or in BP's capacity as the operator of a joint venture. Payments made to governments in connection with joint ventures are included in the Report if and to the extent that BP makes the relevant payment. Typically such circumstances will arise where BP is the operator of the joint venture.
●     Payments made by an incorporated joint venture which is not a subsidiary of BP are not included within this Report.
●     In some instances, BP is a partner in unincorporated joint ventures where the role of operator is performed through a non-typical operatorship model whereby multiple entities contribute to an unincorporated body which has the role of operator. In relation to such joint ventures, payments actually made by BP to the government are reported and payments for which BP has direct responsibility to the government, but which are paid on its behalf, are also reported.
●     BP's equity-accounted investments such as Rosneft, Pan American Energy Group and Aker BP are not BP subsidiaries and therefore in accordance with the Regulations, payments made by such entities are not included in this Report.

Project definition
The Regulations require payments to be reported by project (as a sub category within a country). They define a 'project' as the operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If these agreements are substantially interconnected, then they can be treated as a single project. Under the Regulations 'substantially interconnected' means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production-sharing agreement, or other overarching legal agreement. Factors used to determine whether contracts or licences are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The number of projects will depend on the contractual arrangements within a country and not necessarily on the scale of activities. Moreover, a project will only appear in this report where relevant payments occurred during the year in relation to that project.

The Regulations acknowledge that for some payments it may not be possible to attribute a payment to a single project and therefore such payments may be reported at the country level. Corporate income taxes, which are typically not levied at a project level, are an example of this.

Materiality threshold
The Regulations require that payments made as a single payment exceeding £86,000 or as part of a series of related payments within a financial year exceeding £86,000 be included in this Report.

Reporting currency
All payments have been reported in US dollars. Payments made in currencies other than US dollars are typically translated at the exchange rate at the date of payment.

Payment types
The Regulations define a "Payment" as an amount paid whether in money or in kind, for relevant activities where the payment is of any one of the types listed below:

Production entitlements
Under production-sharing agreements (PSAs) the production is shared between the host government and the other parties to the PSA. The host government typically receives its share or entitlement in kind rather than being paid in cash. In this Report such production entitlements volumes to the government are reported on a lifting basis i.e. when the government takes possession of its share of production. A market value is applied, usually using the valuation method from the relevant PSA. For joint ventures in which BP is the operator, government production entitlements are reported in their entirety, in accordance with the notes above. Where the national oil company (NOC) is also an equity partner in the joint venture, their production entitlement is reported in addition to the government share of production as the concessionaire. The NOC's entitlement as a partner will include both their share of production as investor's return as well as their entitlement for the reimbursement of their costs.

Taxes
The Report includes taxes levied on income, production or profits or withheld from dividends, royalties and interest received by BP. In addition, taxes paid on behalf of BP by the NOC out of production entitlements are reported. Taxes levied on consumption, personnel, sales, procurement (contractor's withholding taxes), environmental, property, customs and excise are not reportable under the Regulations.

Royalties
These may be paid in cash or in kind (valued in the same way as production entitlement).

Fees
In preparing this Report BP has included licence fees, rental fees, entry fees and all other payments that are paid in consideration for new and existing licences and/or concessions. Fees paid to governments for administrative services are excluded.

Bonuses
Signature, discovery and production bonuses and other bonuses payable under licences or concession agreements are included in the Report.

Infrastructure improvements
Such payments include a road or a building provided by BP that forms part of the fundamental facilities and systems serving a community or area. These payments are included in the Report whether or not BP is contractually obliged to fund them, and are reported when the relevant assets are handed over to the government or the local community.

Dividends
These are dividends that are paid in lieu of production entitlements or royalties. Dividends paid by BP to a government as an ordinary shareholder are excluded. For the year ended 31 December 2017, there were no reportable dividend payments to a government.

Other considerations
The payments shown in this report are rounded to the nearest $0.1 million. In the following tables because of rounding, some totals may not agree exactly with the sum of their component parts. Amounts are shown to the nearest dollar in the data submitted and available on the UK Companies House website.

PAYMENTS OVERVIEW

The table below shows the relevant payments to governments made by BP in the year ended 31 December 2017 shown by country and payment type.

Of the seven payment types required by the UK regulations, BP did not pay any relevant dividends and therefore the category is not shown.

$ million

	Production					Infrastructure
Country	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Algeria		66.2		0.1			66.3
Angola	1,991.5	862.4				160.6	3,014.6
Argentina		0.3					0.3
Australia		315.3	107.0				422.3
Azerbaijan	7,860.9	118.7		2.1			7,981.8
Brazil		0.7		0.3	326.0		327.0
Canada			0.1	2.2			2.4
Egypt		71.4		13.0	7.4		91.8
India	0.8						0.8
Indonesia	416.0	272.8			18.0		706.8
Iraq		95.0		1.5		1.0	97.5
Mexico		0.2		0.3			0.5
Oman	122.4			0.4			122.8
Russia		35.0					35.0
Trinidad and Tobago		100.5	43.6	4.6			148.7
United Arab Emirates		3,255.8		183.4			3,439.2
United Kingdom		(169.6)		7.2			(162.4)
United States	39.4	(214.6)	885.0	9.0	3.4		722.2
Vietnam		3.7					3.7
Total	10,431.0	4,813.8	1,035.8	224.3	354.7	161.7	17,021.3

PAYMENTS BY COUNTRY

ALGERIA

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministère des Finances - Direction
Générale des Impôts		(a)66.2					66.2
Sonatrach				0.1			0.1
Total		66.2		0.1			66.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
In Amenas		(b)47.8		0.1			47.9
In Salah		(c)18.4					18.4
Total		66.2		0.1			66.3

(a)	Includes $57.4 million of taxes settled by Sonatrach on BP's behalf out of production entitlement, pursuant to the relevant agreements.
(b)	Includes $39.0 million of taxes settled by Sonatrach on BP's behalf out of production entitlement, pursuant to the relevant agreements.
(c)	Pursuant to the relevant agreements, Sonatrach paid these taxes on BP's behalf out of production entitlements.

ANGOLA

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Adminstracao Geral Tributaria		6.7					6.7
Finance Ministry		842.4					842.4
Ministry of Petroleum		13.3					13.3
Sonangol EP (Concessionaire)	(a)836.0					(c)160.6	996.6
Sonangol P&P	(b)1,155.5						1,155.5
Total	1,991.5	862.4				160.6	3,014.6

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 15		177.7					177.7
Block 17		249.1					249.1
Block 18	(d)635.7	204.3				(f)85.1	925.1
Block 24		0.3					0.3
Block 31	(e)1,355.8	231.0				(g)75.5	1,662.4
Total	1,991.5	862.4				160.6	3,014.6

(a)	Payments in kind for 15.4 million bbls of crude oil valued per the Production Sharing Agreement.
(b)	Payments in kind for 21.8 million bbls of crude oil valued per the Production Sharing Agreement.
(c)	Includes $148.6 million for Torres do Carmo office building and $12.0 million for Atlantico Sul residential properties handed back to the Concessionaire valued at Net Book Value.
(d)	Payments in kind for 11.6 million bbls of crude oil valued per the Production Sharing Agreement.
(e)	Payments in kind for 25.6 million bbls of crude oil valued per the Production Sharing Agreement.
(f)	Includes $79.0 million for Torres do Carmo office building and $6.1 million for Atlantico Sul residential properties handed back to the Concessionaire valued at Net Book Value.
(g)	Includes $69.7 million for Torres do Carmo office building and $5.9 million for Atlantico Sul residential properties handed back to the Concessionaire valued at Net Book Value.

ARGENTINA

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Administracion Federal de
Ingresos Publicos (AFIP)		0.3					0.3
Total		0.3					0.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Payments not attributable
to projects		0.3					0.3
Total		0.3					0.3

AUSTRALIA

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Australian Taxation Office		315.3					315.3
Department of Industry			107.0				107.0
Total		315.3	107.0				422.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
North West Shelf		43.0	107.0				150.0
Payments not attributable
to projects		272.3					272.3
Total		315.3	107.0				422.3

AZERBAIJAN

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azerbaijan (ACG) Ltd. (SOCAR
subsidiary)	(a)440.6						440.6
Azerbaijan (Shah Deniz) Ltd.
(SOCAR subsidiary)	(b)189.7						189.7
Ministry of Taxes		118.7					118.7
SGC Upstream LLC	(c)126.2						126.2
State Oil Company of Azerbaijan
Republic (SOCAR)	(d)168.7						168.7
State Oil Fund of Azerbaijan
(SOFAZ)	(e)6,935.6			2.1			6,937.8
Total	7,860.9	118.7		2.1			7,981.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azeri-Chirag-Deepwater
Guneshli - PSA	(d)(f)7,170.1	118.7					7,288.9
Shafag-Asiman - PSA				2.1			2.1
Shah Deniz - PSA	(g)690.8						690.8
Total	7,860.9	118.7		2.1			7,981.8

(a)	Payments in kind for 8.6 million bbls of crude oil valued at netback value per the Production Sharing Agreement.
(b)	Includes payments in kind of $81.2 million for 1.7 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(c)	Includes payments in kind of $53.8 million for 1.1 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(d)	Includes payments in kind of $168.7 million for 2.9 billion cubic meters of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijani project.
(e)
Includes payments in kind of $6,708.1 million for 131.7 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.

(f)	Includes payments in kind of $7,001.4 million for 137.3 million bbls of crude oil valued at netback value per the Production Sharing Agreement.
(g)	Includes payments in kind of $282.3 million for 5.7 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.

BRAZIL

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Agencia Nacional do Petroleo, Gas
Natural e Biocombustíveis (ANP)				0.3	326.0		326.3
Secretaria da Receita Federal		0.7					0.7
Total		0.7		0.3	326.0		327.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
BAR-M-346		0.2					0.2
Peroba					248.2		248.2
Alto de Cabo Frio Central					77.8		77.8
FZA-M-59		0.6					0.6
Payments not attributable to
Projects		(0.1)		0.3			0.2
Total		0.7		0.3	326.0		327.0

CANADA

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Canada Nova Scotia Offshore
Petroleum Board (CNSOPB)				1.1			1.1
Government of Canada				0.8			0.8
Province of Alberta			0.1	0.2			0.4
Kwilmu Kw Maw Klusuaqn				0.1			0.1
Total			0.1	2.2			2.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Beaufort Exploration				0.2			0.2
Kirby Leismer			0.1				0.1
Newfoundland Exploration				0.6			0.6
Nova Scotia Exploration				1.2			1.2
Terre de Grace				0.2			0.2
Total			0.1	2.2			2.4

EGYPT

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Egyptian Natural Gas Holding
Company (EGAS)				13.0	5.0		18.0
Egyptian General Petroleum
Corporation (EGPC)					2.4		2.4
Egyptian Tax Authority		(a)71.4					71.4
Total		71.4		13.0	7.4		91.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Baltim		(a)12.5					12.5
East Morgan		(a)2.4					2.4
East Tanka		(a)2.4					2.4
El Matareya					0.3		0.3
El Qaraa		(a)26.7					26.7
North Alexandria / West
Mediterranean Deep Water		(a)16.3					16.3
North Damietta Offshore					5.0		5.0
North El Max					0.3		0.3
North El Tabya Offshore					0.3		0.3
North October		(a)0.7			1.0		1.7
North Ras El Esh					0.3		0.3
North Tennin					0.3		0.3
North Tineh Offshore				13.0			13.0
South Belayim		(a)7.0					7.0
South Gharib		(a)3.5					3.5
Total		71.4		13.0	7.4		91.8

(a)	Pursuant to the relevant agreements, Egyptian General Petroleum Corporation (EGPC) paid these taxes on BP's behalf out of production entitlement.

INDIA

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Petroleum & Natural
Gas - Government of India	0.8						0.8
Total	0.8						0.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
KG D6 KG-DWN-98/3	0.8						0.8
Total	0.8						0.8

INDONESIA

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance	(a)416.0	272.8			18.0		706.8
Total	416.0	272.8			18.0		706.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Tangguh	(a)416.0	272.8			18.0		706.8
Total	416.0	272.8			18.0		706.8

(a)	Includes payments in kind of $56.0 million for 1.2 million bbls of condensates valued per the Production Sharing Agreement and the remaining production entitlement for LNG was paid in cash.

IRAQ

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Basra Governorate						0.8	0.8
Basra Oil Company				0.6			0.6
Ministry of Oil		95.0		1.0		0.2	96.2
Total		95.0		1.5		1.0	97.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Rumaila		95.0		1.5		1.0	97.5
Total		95.0		1.5		1.0	97.5

MEXICO

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Fondo Mexicano del Petroleo				0.3			0.3
Sistema de Administracion
Tributaria		0.2					0.2
Total		0.2		0.3			0.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Cuenca Salina 1 R1		0.2		0.3			0.5
Total		0.2		0.3			0.5

OMAN

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Makarim Gas Development (MGD)	(a)87.5						87.5
Ministry of Oil & Gas	(b)34.9			0.4			35.3
Total	122.4			0.4			122.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Khazzan	(a)(b)122.4			0.4			122.8
Total	122.4			0.4			122.8

(a)	Includes payments in kind of $27.5 million for 0.5 million bbls of condensates valued at market prices and $60.0 million for 17.2 million mmBtu of gas valued per the Gas Sales Agreement.
(b)	Includes payments in kind of $11.0 million for 0.2 million bbls of condensates valued at market prices and $23.9 million for 7.6 million mmBtu of gas valued per the Gas Sales Agreement.

RUSSIA

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance - Moscow		35.0					35.0
Total		35.0					35.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Investment in Rosneft		34.6					34.6
Payments not attributable
to projects		0.5					0.5
Total		35.0					35.0

TRINIDAD AND TOBAGO

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Board of Inland Revenue		82.3					82.3
Ministry of Energy &
Energy Affairs		18.2	43.6	4.6			66.4
Total		100.5	43.6	4.6			148.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 5B				4.5			4.5
BPTT Blocks		100.5	43.6	0.1			144.2
Total		100.5	43.6	4.6			148.7

UNITED ARAB EMIRATES

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Department of Finance
Abu Dhabi		(a)3,255.8					3,255.8
Abu Dhabi National Oil
Company (ADNOC)				168.9			168.9
ADNOC Onshore				14.4			14.4
Total		3,255.8		183.4			3,439.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
ADNOC Onshore Concession
(formerly ADCO Concession)		2,314.5		183.4			2,497.9
ADNOC Offshore Concession
(formerly ADMA Concession)		(a)941.3					941.3
Total		3,255.8		183.4			3,439.2

(a)	These taxes include $941.3 million paid on BP's behalf by Abu Dhabi Marine Areas Ltd.

UNITED KINGDOM

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Business, Energy & Industrial -
DECC				1.8			1.8
Crown Estate				1.1			1.1
HM Revenue and Customs		(a)(169.6)					(169.6)
Oil and gas Authority				4.3			4.3
Total		(169.6)		7.2			(162.4)

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Andrew				0.2			0.2
Bruce				0.8			0.8
Decommissioning		(23.9)					(23.9)
ETAP				0.4			0.4
Exploration				0.6			0.6
Magnus		(77.4)		0.2			(77.2)
Non Operated		(12.8)					(12.8)
Pipelines		(58.0)		0.8			(57.3)
Shetland				4.3			4.3
Payments not attributable
to projects		2.5					2.5
Total		(a)(169.6)		7.2			(162.4)

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.

UNITED STATES (USA)

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
California State Controller's
Office(a)			0.6				0.6
Delaware Division of Revenue(a)			1.1				1.1
Federal Government		(b)(403.8)					(403.8)
Office of Natural Resources
Revenue			596.4	7.3	3.4		607.2
Office of Natural Resources
Revenue - BIA			0.9	1.2			2.1
Southern Ute Indian Tribe	(c)39.4	6.7	21.1	0.2			67.4
State of Alaska		122.2	(d)257.5	0.3			380.0
State of Arizona(a)			0.2				0.2
State of Arkansas		1.5	0.1				1.6
State of Colorado		5.0	0.7				5.7
State of Louisiana		8.3					8.3
State of Missouri(a)			0.1				0.1
State of New Mexico		15.7	1.5				17.2
State of Oklahoma		12.5	2.2				14.7
State of Texas		(1.5)	1.5				0.0
State of Wyoming		18.7	1.1				19.8
Total	39.4	(214.6)	885.0	9.0	3.4		722.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Alaska		122.2	(d)257.9	1.5			381.7
Arkansas		1.5	0.1				1.6
Colorado	(c)39.4	11.8	22.5	0.2			73.8
Gulf of Mexico - Central			552.6	4.2	3.4		560.2
Gulf of Mexico - Western			7.8	2.7			10.5
Louisiana		8.3					8.3
New Mexico		15.7	1.6				17.3
Oklahoma		12.5	2.3				14.8
Texas		(1.5)	1.5				0.0
Wyoming		18.7	1.1				19.8
Payments not attributable
to projects		(b) (403.8)	37.7	0.4			(365.7)
Total	39.4	(214.6)	885.0	9.0	3.4		722.2

(a)	Payments to states where BP has no extractive activities relate to Escheatment of Royalties.
(b)	The negative amount reflects the cash payment of current year taxes for all legal entities which was more than offset by refunds of taxes for federal losses carried back to prior years.
(c)	Payments in kind for 15.4 million mmBtu of gas valued on the basis of gas prices realized in the area.
(d)	Includes payments in kind of $197.5 million for 4.4 million bbls of crude oil valued per the Royalty Settlement Agreement.

VIETNAM

$ million

	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance		3.7					3.7
Total		3.7					3.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Phu My 3		3.7					3.7
Total		3.7					3.7

OTHER RESOURCES

BP PAYMENTS TO GOVERNMENTS 2017

Detailed data filed with UK Registrar - extractives.companieshouse.gov.uk/

BP ANNUAL AND SUSTAINABILITY REPORTING

BP Sustainability Report - bp.com/sustainability

BP Annual Report and Form 20-F - bp.com/annualreport

BP in Angola Sustainability Report - bp.com/angola

BP in Azerbaijan Sustainability Report - bp.com/azerbaijan

BP's contribution to Australia - bp.com/bp-contribution-australia

Our positions on tax and transparency - bp.com/tax

BP ECONOMIC IMPACT REPORTS

BP US Economic Impact Report - bp.com/economicimpact-us

BP's Impact on the UK Economy - bp.com/economicimpact-uk

CONTACTS

	London	Houston
Press Office	David Nicholas +44 (0)20 7496 4708	Brett Clanton +1 281 366 8346

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	6 June 2018
Number of Shares purchased:	271,500
Highest price paid per Share (pence):	581.8000
Lowest price paid per Share (pence):	573.0000
Volume weighted average price paid per Share (pence):	577.6438

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	577.6438	271,500

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5701Q_-2018-6-6.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	7 June 2018
Number of Shares purchased:	240,000
Highest price paid per Share (pence):	588.7000
Lowest price paid per Share (pence):	575.8000
Volume weighted average price paid per Share (pence):	582.4408

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	582.4408	240,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7152Q_-2018-6-7.pdf

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	11 June 2018
Number of Shares purchased:	442,000
Highest price paid per Share (pence):	589.9000
Lowest price paid per Share (pence):	583.6000
Volume weighted average price paid per Share (pence):	585.8979

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	585.8979	442,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0325R_1-2018-6-11.pdf

Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.8380	53
d)	Aggregated information - Volume - Price - Total	53 £5.8380 £309.41
e)	Date of the transaction	11 June 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.8380	53
d)	Aggregated information - Volume - Price - Total	53 £5.8380 £309.41
e)	Date of the transaction	11 June 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	13 June 2018
Number of Shares purchased:	453,000
Highest price paid per Share (pence):	579.9000
Lowest price paid per Share (pence):	571.9000
Volume weighted average price paid per Share (pence):	575.3567

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	575.3567	453,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3289R_1-2018-6-13.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	21 June 2018
Number of Shares purchased:	467,500
Highest price paid per Share (pence):	567.0000
Lowest price paid per Share (pence):	558.6000
Volume weighted average price paid per Share (pence):	562.1137

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by
Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	562.1137	467,500

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2040S_1-2018-6-21.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	25 June 2018
Number of Shares purchased:	450,000
Highest price paid per Share (pence):	572.3000
Lowest price paid per Share (pence):	556.5000
Volume weighted average price paid per Share (pence):	563.0512

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	563.0512	450,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5211S_1-2018-6-25.pdf

Exhibit 1.9

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.665336	5,127
d)	Aggregated information - Volume - Price - Total	5,127 £5.665336 £29,046.18
e)	Date of the transaction	22 June 2018
f)	Place of the transaction	Outside a trading venue
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his Global ShareMatch holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.766	33
d)	Aggregated information - Volume - Price - Total	33 £5.766 £190.28
e)	Date of the transaction	22 June 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	27 June 2018
Number of Shares purchased:	450,000
Highest price paid per Share (pence):	585.0000
Lowest price paid per Share (pence):	567.7000
Volume weighted average price paid per Share (pence):	576.9413

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	576.9413	450,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8190S_1-2018-6-27.pdf

 Exhibit 1.11

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Robert John Sawers
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$7.714	93
d)	Aggregated information - Volume - Price - Total	93 $7.714 $717.40
e)	Date of the transaction	22 June 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Avril Shelley Helen Sawers
2	Reason for the notification
a)	Position/status	Person Closely Associated with Robert John Sawers
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$7.714	93
d)	Aggregated information - Volume - Price - Total	93 $7.714 $717.40
e)	Date of the transaction	22 June 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.12

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ian Davis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$7.714	625
d)	Aggregated information - Volume - Price - Total	625 $7.714 $4,821.25
e)	Date of the transaction	22 June 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.13

BP p.l.c.
Total voting rights and share capital

As at 29 June 2018, the issued share capital of BP p.l.c. comprised 19,982,540,709 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,377,156,087. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,987,623,209. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

Exhibit 1.14

  The ''Transaction in Own Shares'' announcement released on 19/06/2018 at 17:51 under RNS No 9191R has been reissued to include a live URL at the bottom of the announcement. All other details remain unchanged.

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	19 June 2018
Number of Shares purchased:	456,500
Highest price paid per Share (pence):	571.6000
Lowest price paid per Share (pence):	565.2000
Volume weighted average price paid per Share (pence):	569.2663

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	569.2663	456,500
BATS Europe	0.0000	0
Cboe Chi-X Europe	0.0000	0
Turquoise	0.0000	0

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3396T_1-2018-7-2.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 July 2018
/s/ D. J. JACKSON
------------------------
D. J. JACKSON
Company Secretary